September 12, 2017

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    Form 10-K for Fiscal Year Ended December 31, 2016
File No. 001-33166

Dear Mr. Shenk:

This letter is in response to the Staff’s comment letter issued August 8, 2017, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”). The following responds to the item numbers in the Staff’s comment letter:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends, page 29

1. Please quantify the total expected impact of the retirement of the MD-80 aircraft on the related accelerated depreciation expense.

Company Response:

We note the Staff’s comment. In future filings, we will expand our disclosure to include the future expected impact of accelerated depreciation due to the retirement of our MD-80 aircraft.

Supplementally, please be advised that the depreciation expense on the Company’s MD-80 aircraft declined from $42.5 million in 2015 to $30.0 million in 2016 as the MD-80 aircraft neared full depreciation (consistent with the Company’s statement in the Management’s Discussion and Analysis section of the Form 10-K for the year ended December 31, 2016). For the first six months of 2017, depreciation expense on the MD-80 aircraft was $11.3 million and is expected to be $9.1 million for the second half of 2017 for a total of $20.4 million in 2017 (subject to change). This represents an increase in MD-80 depreciation expense over what we had previously expected due to the accelerated retirement schedule of these aircraft we announced in late 2016. Then, as more of our MD-80 aircraft are retired in 2017, 2018 and 2019, the depreciation expense for our MD-80 aircraft is expected to decline to $12.8 million and $5.6 million for 2018 and 2019, respectively (subject to change).

As indicated above, we will include further detail about our MD-80 aircraft depreciation in future filings.

Results of Operations, page 30
2. We note that depreciation in future periods will outpace prior periods due to several factors including the retirement of the MD-80 aircraft, the addition of new aircraft into service, as well as major maintenance of your Airbus aircraft under the deferral method of accounting. Please revise your discussion of changes in depreciation between periods to quantify each of the above factors’ contribution to the overall change in the amount.

Company Response:
We note the Staff’s comment. In future filings, we will enhance our analysis to quantify period over period changes in depreciation due to acceleration of the retirement of MD-80 aircraft, addition of new and used aircraft into service, and amortization of major maintenance of Airbus aircraft under the deferral method of accounting.

Supplementally, please note our statement concerning our expectation that depreciation expense in 2017 will outpace prior periods for the reasons noted appeared in our Form 10-Q for first quarter 2017. Our total depreciation and amortization expense increased from $98.1 million in 2015 to $105.2 million in 2016 largely as a result of the increased number of Airbus aircraft in our fleet as Airbus depreciation expense increased from $31.0 million in 2015 to $44.9 million in 2016. During the first six months of 2017, we recognized $11.3 million of depreciation expense on our MD-80 aircraft (an increase over the amount previously anticipated), $26.2 million of Airbus depreciation (in line with the increasing number of Airbus aircraft) and $2.9 million of Airbus major maintenance amortization (compared to only $1.5 million of such amortization in all of 2016 as we did not incur any Airbus major maintenance expenses until second quarter 2016). As we indicated in our Form 10-Q for first quarter 2017, all of these factors have contributed to increased depreciation expense in 2017.

As indicated above, we will provide the actual breakdown in future filings.

The Company hereby acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “SEC” or the “Commission”);
• SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Very truly yours,

/s/ Robert B. Goldberg

Robert B. Goldberg
Counsel to the Company

cc:	Scott Sheldon, Chief Financial Officer